February 21, 2023

VIA EDGAR

Robert Shapiro

Theresa Brillant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petco Health & Wellness Company, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2022

Filed March 24, 2022

File No. 001-39878

Dear Mr. Shapiro and Ms. Brillant:

On behalf of Petco Health & Wellness Company, Inc. (“Petco,” the “Company,” “we,” or “our”), we are responding to the comment letter, dated January 23, 2023, we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing with the Securities and Exchange Commission (“SEC”). To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended January 29, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal 2021 (52 weeks) Compared with Fiscal 2020 (52 weeks)

Net Sales and Comparable Sales, page 49

1.

Please disclose how the impact of changes in pricing in your different product categories and average transaction amount has resulted in the 15.4% increase in pet care center merchandise for the fiscal year ended January 29, 2022. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Annual Report on Form 10-K for the fiscal year ended January 29, 2022 (the “FY 2021 Form 10-K”) attributes this 15.4% increase to “higher retail traffic and strong growth in all major categories, including consumables, supplies and companion animals” – i.e., changes in volume, which we believe addresses the requirement in Item 303(b)(2)(iii) of Regulation S-K. The FY 2021 Form 10-K also states that “net sales in 2021 were impacted by inflation, as we have taken pricing actions to offset cost increases on some vendor-supplied product.”

We respectfully advise the Staff that because of dynamic pricing actions throughout the year (including pricing actions in certain markets, on certain services, in different channels (e.g., in store but not online), or on specific products out of the thousands that we offer for sale), varying overall merchandise assortment, and changes in customer traffic, customer demand, and customer shopping behaviors, management evaluates pricing impacts qualitatively in an overall assessment of the Company’s performance, but cannot quantify these impacts with the level of precision and accuracy necessary to provide this information in a periodic report. We do, however, provide tabular disclosure highlighting changes in net sales within each major product category and supplement that disclosure with a qualitative discussion regarding the factors contributing to these changes. We believe this level of disclosure is consistent with the objective of Item 303 of Regulation S-K, as this information enhances investors’ understanding of our results of operations and better allows them to view the Company from management’s perspective.

In future periodic reports, we will continue to look for opportunities to quantify material factors in our variance explanations when possible, and provide further qualitative or quantitative discussion to the extent material changes in net sales are attributable to pricing or volume and such impacts are both material and quantifiable as a practical matter.

2.

We note several instances in which two or more factors are cited as a cause of a variance in financial statement items, like net sales. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each. Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

Response: The Company acknowledges the Staff’s comment. In our future SEC filings, beginning with our Annual Report on Form 10-K for the fiscal year ended January 28, 2023 (the “FY 2022 Form 10-K”), when two or more factors are cited as variance factors in our annual and interim period filings, we will quantify each material factor to the extent that quantification with respect to any such factor is determinable as a practical matter. However, in some instances, the factors cited are based upon input measures or qualitative information that does not lend itself to quantification. For example, we may cite “new pet ownership” and “strong execution and differentiated product model across digital and in our pet care centers” as measures that led to improved net sales. We measure “new pet ownership” through various means, such as third-party data and internal estimates in collaboration with Petco Love (formerly the Petco Foundation). Similarly, for “strong execution and differentiated product model across digital and in our pet care centers,” we evaluate the implementation of our strategic growth initiatives period-over-period, including the expansion of our omnichannel ecosystem and differentiated product offerings, which has contributed to the addition of valuable multi-channel customers to our customer base who prefer a one-stop shop for their pets’ needs. While these measures are monitored and inform our assessments, they do not readily translate into a precise financial benefit that can be measured, quantified, and reported within the net sales discussion with the level of precision and accuracy necessary to provide this information in a periodic report. Nevertheless, by virtue of the fact that the various related metrics improved, we know there is an implicit corresponding benefit to reported net sales. Further, we do list the primary drivers of select financial statement line items, like net sales, in order of materiality. However, in future periodic reports, where quantification of a material factor is not determinable as a practical matter, we will disclose the factors that make us unable to provide such quantification.

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA, page 51

3.

Please tell us how the adjustments for store pre-opening expenses, store closing expenses, and non-recurring costs to arrive at Adjusted EBITDA are in compliance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DIs). Additionally, please tell us how the adjustment for non-cash occupancy-related costs complies with Question 100.04 of the C&DIs. Your response should specifically identify and discuss each of these adjustments individually.

Response: The Company acknowledges the Staff’s comment. The Company advises the Staff that it regularly assesses how it approaches the treatment of adjustments to arrive at Adjusted EBITDA. Accordingly, in late 2022, the Company began undertaking efforts to refine these adjustments (which it previously determined were consistent with the approach taken by other newly public companies) to provide a simplified presentation to investors to evaluate the Company’s performance and to reflect evolving financial reporting best practices, and determined that the refinements described below would be appropriate.

In light of the Staff’s comments received during this ongoing internal review process, and as discussed on the conference call with the Staff on February 17, 2023, beginning with the FY 2022 Form 10-K, the Company will modify its presentation of Adjusted EBITDA to discontinue making adjustments for store pre-opening expenses, store closing expenses, and non-cash occupancy-related costs, and to reflect a revised calculation of “other costs” (previously referred to as “non-recurring costs” in the FY 2021 Form 10-K and now referred to as “other costs” in our periodic filings), which will only include adjustments for (i) restructuring costs and restructuring-related severance costs, (ii) costs related to certain significant strategic transactions (such as costs related to our initial public offering), and (iii) legal reserves (excluding fees of our legal counsel) associated with significant, non-ordinary course legal or regulatory matters, such as class action matters. Accordingly, “other costs” will no longer include adjustments for: non-restructuring-related severance; one-time strategic consulting costs; or discontinuation and liquidation costs.

The Company believes that continuing to adjust for restructuring costs and restructuring-related severance costs, as well as costs related to certain significant strategic transactions and legal reserves for significant, non-ordinary course legal or regulatory matters promotes more informative comparability of our financial results to historical periods and is consistent with Question 100.04 of the C&DIs given the non-recurring nature of these adjustments. Specifically, the Company’s adjustments for restructuring costs and restructuring-related severance costs, as well as costs related to certain strategic transactions arise from our distinct strategic initiatives, which constituted significant company-wide changes, and vary in frequency, amount based on occurrence, and factors specific to each of the activities. Similarly, legal reserves associated with significant, non-ordinary course legal or regulatory matters, such as class action matters, are comprised of reserves, settlements, awards, and similar costs arising out of non-ordinary course legal or regulatory matters, which are separate and distinct from normal, recurring legal expenses incurred in the ordinary course of the Company’s business operations (for which the Company does not adjust any of its financial measures), and can vary significantly in both amount and frequency. These (i) restructuring costs and restructuring-related severance costs, (ii) costs related to certain significant strategic transactions, and (iii) legal reserves associated with significant, non-ordinary course legal or regulatory matters are, in each case, not reflective of our ongoing operations and performance, and create a lack of comparability between periods when they arise. Accordingly, we believe that excluding these costs and reserves from Adjusted EBITDA continues to be appropriate in providing a reliable and meaningful presentation to investors and does not result in measures that are misleading.

Consistent with the Company’s practice of transparency and to facilitate investor understanding, we will provide the previous and revised definitions of Adjusted EBITDA and reconciliation tables reflecting the same. Thereafter, the Company will also conform the presentation of prior comparative periods to reflect the revised definition.

Separately, although the Staff’s comment letter does not address our earnings releases filed pursuant to Item 2.02 of Form 8-K, we recognize that this comment is also relevant to how we report our results in our earnings releases. As discussed on the conference call with the Staff on February 17, 2023, we plan to announce these upcoming changes as part of our earnings release and earnings call for the fiscal year ended January 28, 2023. Specifically, although we plan to report Adjusted EBITDA (as well as Adjusted Earnings Per Share (“Adjusted EPS”) and Adjusted Net Income) results using the old methodology in our earnings release and earnings call for the fiscal year ended January 28, 2023, we will also disclose the changes to the adjustments under the revised methodology. We will present Adjusted EBITDA, Adjusted EPS, and Adjusted Net Income, as revised, in the reconciliation section of our earnings release for the fiscal year ended January 28, 2023 (in addition to presenting Adjusted EBITDA, Adjusted EPS, and Adjusted Net Income using the old methodology). We also anticipate disclosing guidance for fiscal 2023, which typically includes Adjusted EBITDA and Adjusted EPS, which will be based only on the revised methodology.

The Company believes that revising Adjusted EBITDA, Adjusted EPS, and Adjusted Net Income metrics on this timeframe is in the best interests of our stockholders, as it will mitigate confusion of investors and analysts as well as reduce stock volatility. Investors and analysts have used Adjusted EBITDA, Adjusted EPS, and Adjusted Net Income metrics in their financial models since the Company’s initial public offering in fiscal 2020. In addition, we have provided guidance for the fiscal year ended January 28, 2023 in our prior earnings releases using these metrics, and these metrics are key performance measures for our performance-based compensation.

Accordingly, the Company believes that a more orderly transition would occur if the Company updates its presentation of Adjusted EBITDA starting with the 2022 Form 10-K (including the appropriate transition disclosures) and then fully transitions to the new methodology starting with the earnings release, earnings call, and Form 10-Q for the first quarter of fiscal 2023. However, the Company will preview these changes as part of its earnings release and earnings call for the fiscal year ended January 28, 2023, as detailed above. At that time, the Company also expects to address investor and analyst inquiries about these changes in adjustments on a go-forward basis.

For the Staff’s reference, set forth below is an illustrative example of how the Company proposes to present the planned future net income to Adjusted EBITDA reconciliations using two of the three fiscal years included in the reconciliation section of the FY 2021 Form 10-K:

Adjusted EBITDA

(dollars in thousands)	52 Weeks Ended
Reconciliation of Net Income Attributable to Class A and B-1 Common Stockholders to Adjusted EBITDA	January 29, 2022	January 30, 2021
Net income (loss) attributable to Class A and B-1 common stockholders	$164,417	$(26,483)
Add (deduct):
Interest expense, net	77,335	218,430
Income tax expense (benefit)	53,473	(3,337)
Depreciation and amortization	172,431	174,836
Income from equity method investees	(10,883)	(6,482)
Loss on debt extinguishment and modification	20,838	17,549
Assets impairments and write-offs	10,918	15,606
Equity-based compensation	49,265	12,915
Other non-operating income	(34,497)	—
Mexico joint venture EBITDA (1)	26,837	19,074
Store pre-opening expenses (2)	14,765	9,228
Store closing expenses (2)	5,028	7,782
Non-cash occupancy-related costs (3)	8,114	19,240
Other costs (4)	33,437	25,990

Adjusted EBITDA, as defined through fiscal 2022	$591,478	$484,348

Store pre-opening expenses (2)	(14,765)	(9,228)
Store closing expenses (2)	(5,028)	(7,782)
Non-cash occupancy-related costs (3)	(8,114)	(19,240)
Other costs (4)	(15,202)	(20,535)

Adjusted EBITDA, as defined beginning fiscal 2023	$548,369	$427,563

Net sales	$5,807,149	$4,920,202
Net margin (5)	2.8%	-0.5%
Adjusted EBITDA Margin, as defined through fiscal 2022 (5)	10.2%	9.8%
Adjusted EBITDA Margin, as defined beginning fiscal 2023 (5)	9.4%	8.7%

(1)   Mexico Joint Venture EBITDA represents 50 percent of the entity’s operating results for all periods, as adjusted to reflect the results on a basis comparable to Adjusted EBITDA. In the financial statements, this joint venture is accounted for as an equity method investment and reported net of depreciation and income taxes. Because such a presentation would not reflect the adjustments made in the calculation of Adjusted EBITDA, we include the 50 percent interest in the company’s Mexico joint venture on an Adjusted EBITDA basis to ensure consistency. The table below presents a reconciliation of Mexico joint venture net income to Mexico joint venture EBITDA.

	52 Weeks Ended
(in thousands)	January 29, 2022	January 30, 2021
Net income	$21,773	$14,225
Depreciation	15,679	12,249
Income tax expense	11,390	6,229
Foreign currency loss (gain)	(431)	704
Interest expense, net	5,263	4,740

EBITDA	$53,674	$38,147

50% of EBITDA	$26,837	$19,074

(2)   Store pre-opening and closing expenses were adjusted for periods prior to fiscal 2023. Beginning in fiscal 2023, such expenses will no longer be adjusted.

(3)   Non-cash occupancy-related costs include the difference between cash and straight-line rent and were adjusted for periods prior to fiscal 2023. Beginning in fiscal 2023, such expenses will no longer be adjusted.

(4)   Other costs prior to fiscal 2023 included: severance; legal reserves and related fees; one-time consulting and other costs associated with our strategic transformation initiatives; discontinuation and liquidation costs; and costs related to our initial public offering and refinancing. Other costs beginning in fiscal 2023 will include as incurred: restructuring costs and restructuring-related severance costs; legal reserves associated with significant, non-ordinary course legal or regulatory matters; and costs related to certain significant strategic transactions.

(5)   We define net margin as net income attributable to Class A and B-1 common stockholders divided by net sales and Adjusted EBITDA margin as Adjusted EBITDA divided by net sales.

*        *        *

Should you have any further questions on the above, please do not hesitate to contact me at (858) 453-7845 ext. 222450, or by email at Brian.LaRose@Petco.com.

Sincerely,

/s/ Brian LaRose

Brian LaRose

Chief Financial Officer

cc:	Ilene Eskenazi, Chief Legal and Human Resources Officer and Secretary

Andrew Fabens, Gibson, Dunn & Crutcher LLP

Julia Lapitskaya, Gibson, Dunn & Crutcher LLP